INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of East West Securities Company, Inc.
	San Marino, California


We have examined management's assertion about East West Securities Company, Inc.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 ("the Act") as of May 14, 2001, included in the accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 14, 2001, and with respect to agreement of security purchases and sales, for the period from December 31, 2000 (the date as of our last report) through May 14, 2001:

1. Count and inspection of all securities located in the vault of East West Bank ("Custodian") in San Marino, California as of May 14, 2001;

2. Reconciliation of all such securities to the books and records of the Company and the Custodian as of May 14, 2001; and

3. Agreement of 17 security purchases, for the period from December 31, 2000 (the date of our last report) through May 14, 2001, from the books and records of the Company, to wire transfer advices and loan purchase agreements, respectively.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that East West Securities
Company, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 14, 2001 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of East West Securities Company, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


October 30, 2001

DELOITTE & TOUCHE
Los Angeles, California




Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

We, as members of management of East West Securities Company, Inc.
(the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment Companies," of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 14, 2001, and for the period December 31, 2000 (the date as of your last report) through May 14, 2001.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 14, 2001, and for the period December 31, 2000 (the date as of your last report) through May 14, 2001, with respect to securities reflected in the investment account of the Company.



October 30, 2001

East West Securities Company, Inc.

By:



Julia Gouw
President and Chief Financial Officer




Douglas P. Krause
Director, Executive Vice President and Secretary